NATIONAL RETAIL PROPERTIES, INC. AND SUBSIDIARIES

EXHIBIT 12.1

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth the Company’s consolidated ratios of earnings to fixed charges for the periods as shown (dollars in thousands).

	2014	2013	2012	2011	2010
Pretax income from continuing operations before income from equity investees	$191,289	$155,631	$117,333	$91,389	$71,249
Add:
Fixed charges (excluding capitalized interest)	85,514	85,912	83,937	80,357	72,427
Distributed income from equity investees	—	—	8,239	593	578

Pretax earnings from operations, as adjusted	$276,803	$241,543	$209,509	$172,339	$144,254

Fixed Charges:
Interest on indebtedness	$80,370	$79,175	$76,153	$70,022	$61,639
Capitalized interest	1,628	1,369	1,540	1,213	617
Amortization of discount relating to indebtedness	1,238	3,188	4,975	6,191	6,360
Amortization of interest rate hedges	1,129	438	231	9	(165)
Amortization of deferred charges	2,777	3,111	2,578	4,135	4,593

Fixed charges	$87,142	$87,281	$85,477	$81,570	$73,044

Ratio of net earnings to fixed charges	3.18	2.77	2.45	2.11	1.97

Fixed charges	$87,142	$87,281	$85,477	$81,570	$73,044
Preferred stock dividends	35,434	27,923	17,428	6,785	6,785

Combined fixed charges and preferred stock dividends	$122,576	$115,204	$102,905	$88,355	$79,829

Ratio of earnings to combined fixed charges and preferred stock dividends	2.26	2.10	2.04	1.95	1.81